Exhibit 99.1

PolyPid Announces Reverse Share Split

PETACH TIKVA, Israel, September 20, 2023 -- PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), a late-stage biopharma company aiming to improve surgical outcomes, today announces a reverse share split (the “Reverse Split”) of the Company’s issued and outstanding ordinary shares, no par value (“Ordinary Shares”), at the ratio of 1-for-30, such that each thirty (30) Ordinary Shares, shall be consolidated into one (1) Ordinary Share.

The Company obtained shareholders’ approval for the Reverse Split at a ratio of between 1:10 and 1:30 at an extraordinary general meeting of shareholders, which took place on September 18, 2023. The Company’s board of directors then approved the Reverse Split ratio of 1-for-30 on September 18, 2023.

The first date when the Company’s Ordinary Shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a post- reverse split basis is expected to be Thursday, September 21, 2023. The Company’s Ordinary Shares will continue to trade on the Nasdaq under the symbol “PYPD” and the Company expects that the reverse share split will allow the Company to regain compliance with Nasdaq’s $1.00 minimum bid price requirement.

No fractional Ordinary Shares will be issued as a result of the Reverse Split. In accordance with the Company’s articles of association, as currently in effect, all fractional shares shall be rounded to the nearest whole Ordinary Share, such that only shareholders holding fractional consolidated shares of more than one half of one whole share shall be entitled to receive one consolidated share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options or warrants entitling the holders to purchase Ordinary Shares.

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is a late-stage biopharma company aiming to improve surgical outcomes. Through locally administered, controlled, prolonged-release therapeutics, PolyPid’s proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients (APIs), enabling precise delivery of drugs at optimal release rates over durations ranging from several days to months. PolyPid’s lead product candidate D-PLEX100 is in Phase 3 clinical trial for the prevention of abdominal colorectal surgical site infections. In addition, the Company is currently in preclinical stages to test the efficacy of OncoPLEX for the treatment of solid tumors, beginning with glioblastoma.

For additional Company information, please visit http://www.polypid.com and follow us on Twitter and LinkedIn.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing of the reverse share split and its expectation that the reverse share split will help the Company regain compliance with Nasdaq’s $1.00 minimum bid price requirement. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on March 31, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Contacts:

PolyPid Ltd.

Ori Warshavsky

COO – US

908-858-5995

IR@Polypid.com

Investors:

Brian Ritchie

LifeSci Advisors

212-915-2578

britchie@lifesciadvisors.com